SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SELECT INCOME REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $.01 par value

(Title of Class of Securities)

81618T-100

(CUSIP Number)

Mark L. Kleifges

Government Properties Income Trust

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 219-1440

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 81618T-100		Page 2 of 16

1	Names of Reporting Persons Government Properties Income Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) BK, WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 24,918,421

	8	Shared Voting Power 0

	9	Sole Dispositive Power 24,918,421

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,918,421

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.9%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

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1	Names of Reporting Persons Reit Management & Research LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 81618T-100		Page 4 of 16

1	Names of Reporting Persons Reit Management & Research Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,483,898

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,483,898

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,483,898

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 1.7%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

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1	Names of Reporting Persons Barry M. Portnoy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 119,887.687

	8	Shared Voting Power 1,483,898

	9	Sole Dispositive Power 119,887.687

	10	Shared Dispositive Power 1,483,898

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,603,785.687

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 1.8%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 81618T-100		Page 6 of 16

1	Names of Reporting Persons Adam D. Portnoy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 99,035

	8	Shared Voting Power 1,483,898

	9	Sole Dispositive Power 99,035

	10	Shared Dispositive Power 1,483,898

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,582,933

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 1.8%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 81618T-100	Page 7 of 16

This Amendment No. 4 to the original Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 21, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on September 3, 2014, Amendment No. 2 to the Original Schedule 13D filed with the SEC on February 2, 2015 and Amendment No. 3 to the Original Schedule 13D filed with the SEC on March 5, 2015 (as amended, the “Schedule 13D”), by Government Properties Income Trust, a Maryland real estate investment trust (“GOV”), Reit Management & Research LLC, a Maryland limited liability company (“RMR LLC”), Reit Management & Research Trust, a Massachusetts business trust (“RMR Trust”), Barry M. Portnoy and Adam D. Portnoy (individually, a “Reporting Person”, and together, the “Reporting Persons”), is being filed to reflect the acquisition by certain Reporting Persons of additional common shares of beneficial interest, $.01 par value per share (the “Shares”), of Select Income REIT (the “Issuer”), as more fully described below.

Item 1.                                                         Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Shares.  The Issuer’s principal executive offices are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Item 2.                                                         Identity and Background.

The persons filing this statement are the Reporting Persons. The third and fourth paragraphs of “Item 2. Identity and Background” of the Schedule 13D are hereby amended and restated as follows:

RMR LLC’s principal business is providing management services, including to GOV and the Issuer.  The principal business office of RMR LLC is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.  Until June 5, 2015, RMR Trust was the sole member of RMR LLC.  On June, 5, 2015, in connection with the transaction described in this Schedule 13D, RMR LLC was converted from a Delaware limited liability company to a Maryland limited liability company and Reit Management & Research Inc., a Maryland corporation (“RMR Inc.”), became the managing member of RMR LLC.  The executive officers of RMR LLC are: Adam D. Portnoy, President and Chief Executive Officer; David M. Blackman, Executive Vice President; Jennifer B. Clark, Executive Vice President and General Counsel; David J. Hegarty, Executive Vice President and Secretary; Mark L. Kleifges, Executive Vice President; Bruce J. Mackey Jr., Executive Vice President; John G. Murray, Executive Vice President; Thomas M. O’Brien, Executive Vice President; John C. Popeo, Executive Vice President; Ethan S. Bornstein, Senior Vice President; Richard A. Doyle, Jr., Senior Vice President; Carlos R. Flores, Senior Vice President; Jennifer F. Francis, Senior Vice President; Paul V. Hoagland, Senior Vice President; Matthew P. Jordan, Senior Vice President, Treasurer and Chief Financial Officer; David M. Lepore, Senior Vice President; Andrew J. Rebholz, Senior Vice President; and Mark R. Young, Senior Vice President.

RMR Trust’s principal business is holding membership interests in RMR LLC and being the controlling shareholder of RMR Inc.  The principal business office of RMR Trust is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. The trustees of RMR Trust are Adam D. Portnoy, Barry M. Portnoy and David J. Hegarty. The executive officers of RMR Trust are Barry M. Portnoy, Chairman, Adam D. Portnoy, President and Chief Executive Officer, Matthew P. Jordan, Vice President, Treasurer and Chief Financial Officer and David J. Hegarty, Vice President and Secretary. Adam D.

SCHEDULE 13D

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Portnoy and Barry M. Portnoy own all of the outstanding shares of beneficial interest of RMR Trust.  RMR Trust and RMR LLC are also parties to business and property management agreements.

RMR Inc.’s principal business is to act as the managing member of RMR LLC.  The principal business office of RMR LLC is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.  The directors of RMR Inc. are Barry M. Portnoy and Adam D. Portnoy.  The executive officers of RMR Inc. are Adam D. Portnoy, President and Chief Executive Officer, and Matthew P. Jordan, Treasurer and Chief Financial Officer, and Jennifer B. Clark, Secretary. RMR Trust owns the majority of the voting power of RMR Inc.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended and restated as follows:

On July 8, 2014, GOV and RMR LLC entered into a stock purchase agreement with Equity Commonwealth (formerly, CommonWealth REIT) (“EQC”) (the “EQC Purchase Agreement”) pursuant to which, on July 9, 2014, GOV acquired from EQC 21,500,000 Shares and RMR LLC acquired from EQC 500,000 Shares.  GOV’s cash purchase price was equal to approximately $677.5 million, or $31.51 per share, plus approximately $11.3 million, or $0.53 per share, of accrued dividends as defined in the EQC Purchase Agreement, for a total of approximately $688.8 million. RMR LLC’s cash purchase price was equal to approximately $15.8 million, or $31.51 per share, plus approximately $265,000, or $0.53 per share, of accrued dividends as defined in the EQC Purchase Agreement, for a total of approximately $16.0 million.  GOV funded its acquisition of these Shares through borrowings under its then existing unsecured revolving credit facility and under a $500 million unsecured term loan, which are further described below.  RMR LLC funded its acquisition of these Shares with cash on hand.

On July 9, 2014, GOV entered into a $500 million term loan agreement with Wells Fargo Bank, National Association, as lender and administrative agent, and Citibank, N.A., as lender, pursuant to which it obtained a term loan, with a maturity of July 8, 2015 and was prepayable in part or whole at any time without penalty. GOV used the net proceeds of such term loan as a portion of the purchase price of the Shares it purchased from EQC.  GOV’s borrowings under its revolving credit facility were pursuant to the Credit Agreement, dated as of October 28, 2010, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions initially a signatory thereto, as amended.  GOV repaid its term loan in August 2014 and GOV replaced its revolving credit facility with a new revolving credit facility in November 2014.

On February 28, 2015, GOV entered into a share purchase agreement (the “GOV/Lakewood Purchase Agreement”) with Lakewood Capital Partners, LP (“Lakewood”), the other persons who were members of a group with Lakewood (together with Lakewood, the “Lakewood Parties”) and, for the purpose of specified sections, the Issuer, pursuant to which, on March 4, 2015, GOV acquired 3,418,421 Shares from Lakewood for an aggregate cash purchase price of approximately $95.2 million, or $27.85 per Share.  GOV funded its acquisition of Shares under the GOV/Lakewood Purchase Agreement with cash on hand and borrowings under its unsecured revolving credit facility, which is governed by that certain Credit Agreement, dated as of

SCHEDULE 13D

CUSIP No. 81618T-100	Page 9 of 16

November 21, 2014, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions initially a signatory thereto.

Also on February 28, 2015, each of Barry M. Portnoy and Adam D. Portnoy entered into share purchase agreements with the Lakewood Parties (together, the “Portnoy/Lakewood Purchase Agreements” and, together with the GOV/Lakewood Purchase Agreement, the “Lakewood Purchase Agreements”) pursuant to which Barry M. Portnoy and Adam D. Portnoy acquired 107,606 and 87,606 Shares, respectively, from Lakewood on March 4, 2015 and acquired 2,429 and 2,429 Shares, respectively, from Mr. William H. Lenehan on March 5, 2015.  Barry M. Portnoy’s and Adam D. Portnoy’s aggregate cash purchase price for the shares acquired from Lakewood and Mr. Lenehan was equal to approximately $3.06 million and $2.51 million, respectively, or $27.85 per share. Messrs. Barry and Adam Portnoy funded their acquisitions of Shares under the Portnoy/Lakewood Purchase Agreements with cash on hand.

RMR LLC (or RMR Trust on its behalf) acquired an aggregate of 603,898 Shares from January 1, 2014 through June 5, 2015, pursuant to an amended and restated business management agreement between the Issuer and RMR LLC then in effect.  On May 19, 2015, RMR LLC distributed all of the Shares it then owned to RMR Trust, its then sole member. Barry M. Portnoy and Adam D. Portnoy each acquired 9,000 Shares since the Issuer became a publicly traded company pursuant to grants by the Issuer for services rendered by them as Managing Trustees of the Issuer pursuant to the Issuer’s equity compensation plan.  Barry M. Portnoy also acquired 852,687 Shares since the Issuer became a publicly traded company pursuant to the Issuer’s dividend reinvestment plan.

On June 5, 2015, RMR Inc., RMR Trust, RMR LLC and the Issuer entered into a Transaction Agreement (the “Transaction Agreement”) for an Up-C transaction pursuant to which, among other things, RMR Trust acquired 880,000 newly issued Shares valued at $23.41 per share, the volume weighted average trading price per Share on the New York Stock Exchange during the 20 trading days prior to the closing of the transactions contemplated by the Transaction Agreement, RMR Trust received $15,879,995 of cash, the business management and property management agreements between RMR LLC and the Issuer were amended and restated, RMR Trust, Mr. Barry Portnoy and Mr. Adam Portnoy agreed to a 10 year lock up with respect to the Shares acquired by RMR Trust and the Issuer acquired an indirect 10.2% economic ownership interest in RMR LLC.

Also see Item 6 below.

Item 4.                                                         Purpose of Transaction.

The first two paragraphs of “Item 4. Purpose of Transaction” of the Schedule 13D are hereby amended and restated as follows:

Each of the Reporting Persons has acquired the Shares for investment purposes.

SCHEDULE 13D

CUSIP No. 81618T-100	Page 10 of 16

Barry M. Portnoy and Adam D. Portnoy, as Trustees of the Issuer, as well as the Issuer’s officers and other employees of RMR LLC, are eligible to receive grants of Shares under the Issuer’s equity compensation plan.

Item 5.                                                         Interest in Securities of the Issuer.

“Item 5. Interests in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)                                 Amount beneficially owned and percentage of class:

GOV beneficially owns 24,918,421 Shares, which represents approximately 27.9% of the issued and outstanding Shares as of June 8, 2015.

RMR Trust beneficially owns 1,483,898 Shares, which represents approximately 1.7% of the issued and outstanding Shares as of June 8, 2015.  As manager of RMR Trust, RMR LLC may under applicable regulatory definitions, be deemed to beneficially own the 1,483,898 Shares beneficially owned by RMR Trust.

RMR LLC, as manager of GOV, RMR Inc., as managing member of RMR LLC and as the majority owner of RMR LLC, and RMR Trust as an owner of RMR LLC, each may, under applicable regulatory definitions, be deemed to beneficially own the Shares beneficially owned by GOV, but RMR LLC, RMR Inc. and RMR Trust expressly disclaim any beneficial ownership of Shares held by GOV.

Mr. Barry M. Portnoy directly owns 119,887.687 Shares and Mr. Adam D. Portnoy directly owns 99,035 Shares.  Messrs. Barry M. and Adam D. Portnoy, in their respective positions with RMR Trust described in Item 2 above, may also be deemed to beneficially own (and have shared voting and dispositive power over) the Shares beneficially owned by RMR Trust.  In addition, in their respective positions with RMR Inc., RMR LLC and RMR Trust described in Item 2 above, Mr. Barry M. Portnoy and Mr. Adam D. Portnoy may also be deemed to beneficially own (and have shared voting and dispositive power over) the Shares beneficially owned by GOV, but each expressly disclaims any beneficial ownership of the Shares held by GOV.

RMR Trust beneficially owns approximately 1.7% of the Shares and Mr. Barry M. Portnoy and Mr. Adam D. Portnoy each beneficially own approximately 1.8% of the Shares, each as of June 8, 2015.  Reference is made to Item 5(a) above as to the Shares beneficially owned by GOV that may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR LLC, RMR Trust, Mr. Barry M. Portnoy or Mr. Adam D. Portnoy.  If all Shares beneficially owned by GOV were beneficially owned by the other Reporting Persons, as of June 8, 2015, RMR LLC would beneficially own approximately 27.9% of the Shares, RMR Trust would beneficially own approximately 29.6% of the Shares and Mr. Barry M. Portnoy and Mr. Adam D. Portnoy would each beneficially own approximately 29.7% of the Shares.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 beneficially own an aggregate of 83,161.22 Shares (a portion of which are subject to vesting requirements), which represent less than 1% of the issued and outstanding Shares and which are not included in the percentages owned by the Reporting Persons.  The Reporting Persons expressly disclaim any beneficial ownership of these Shares.

SCHEDULE 13D

CUSIP No. 81618T-100	Page 11 of 16

(b)                     Number of Shares as to which such person has:

(i)                         Sole power to vote or direct the vote:

GOV:	24,918,421

RMR LLC:	0

RMR Trust:	0

Barry M. Portnoy:	119,887.687

Adam D. Portnoy:	99,035

(ii)                      Shared power to vote or direct the vote:

GOV:	0

RMR LLC:	0

RMR Trust:	1,483,898

Barry M. Portnoy:	1,483,898

Adam D. Portnoy:	1,483,898

(iii)                   Sole power to dispose or to direct the disposition of:

GOV:	24,918,421

RMR LLC:	0

RMR Trust:	0

Barry M. Portnoy:	119,887.687

Adam D. Portnoy:	99,035

(iv)                  Shared power to dispose or to direct the disposition of:

GOV:	0

RMR LLC:	0

RMR Trust:	1,483,898

Barry M. Portnoy:	1,483,898

Adam D. Portnoy:	1,483,898

SCHEDULE 13D

CUSIP No. 81618T-100	Page 12 of 16

Reference is made to Item 5(a) above as to Shares beneficially owned by GOV, which may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR LLC, RMR Trust, RMR Inc., Barry M. Portnoy or Adam D. Portnoy.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 of the Schedule 13D have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the Shares they beneficially own.

The percentages of beneficial ownership reported in this Schedule 13D are based on 89,328,640 Shares of the Issuer outstanding as of June 8, 2015, such number of shares being based on information provided by the Issuer.

(c)                      Transactions effected in the past sixty days:

On April 8, 2015 and May 7, 2015, RMR LLC acquired 7,803 and 7,580 Shares, respectively, for services rendered by it to the Issuer pursuant to the amended and restated business management agreement between RMR LLC and the Issuer then in effect.

On May 13, 2015, Mr. Barry M. Portnoy and Mr. Adam D. Portnoy each acquired 2,500 Shares pursuant to grants by the Issuer for services rendered by them as Managing Trustees of the Issuer pursuant to the Issuer’s equity compensation plan.

On May 19, 2015, RMR LLC distributed 595,928 Shares to RMR Trust, its then sole member.

On May 27, 2015, Barry M. Portnoy acquired an additional 105.105 Shares pursuant to the Issuer’s dividend reinvestment plan at a price of $23.7485 per share.

On June 5, 2015, RMR Trust acquired 7,970 Shares from the Issuer, on behalf of RMR LLC, pursuant to the amended and restated business management agreement between RMR LLC and the Issuer then in effect.

On June 5, 2015, RMR Inc., RMR Trust, RMR LLC and the Issuer entered into the Transaction Agreement for an Up-C transaction pursuant to which, among other things, RMR Trust acquired 880,000 newly issued Shares valued at $23.41 per share, the volume weighted average trading price per Share on the New York Stock Exchange during the 20 trading days prior to the closing of the transactions contemplated by the Transaction Agreement, RMR Trust received $15,879,995 of cash, the business management and property management agreements between RMR LLC and the Issuer were amended and restated, RMR Trust, Mr. Barry Portnoy and Mr. Adam Portnoy agreed to a 10 year lock up with respect to the Shares acquired by RMR Trust and the Issuer acquired an indirect 10.2% economic ownership interest in RMR LLC.

(d)                      No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)                      Not applicable.

SCHEDULE 13D

CUSIP No. 81618T-100	Page 13 of 16

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

The Issuer and GOV are managed by RMR LLC. One of GOV’s Managing Trustees, Barry M. Portnoy, is chairman, an owner (through his majority ownership of RMR Trust) and an employee of RMR LLC. GOV’s other Managing Trustee, Adam D. Portnoy, is the son of Barry M. Portnoy, and an owner (through his part ownership of RMR Trust), president, chief executive officer and a director of RMR LLC. Each of GOV’s executive officers is also an officer of RMR LLC. GOV’s Independent Trustees also serve as independent directors or independent trustees of other companies to which RMR LLC provides management services, including one trustee who is also an independent trustee of the Issuer. Barry M. Portnoy serves as a director, managing director or managing trustee of the companies RMR LLC provides management services to, including the Issuer, and Adam D. Portnoy serves as a director or managing trustee of a majority of those companies, including the Issuer. In addition, certain officers of RMR LLC serve as officers of those companies.

Under the EQC Purchase Agreement, in the event that GOV or RMR LLC consummates any sale of the Shares before July 9, 2015 and the price per share paid by the purchaser is greater than $31.51, GOV or RMR LLC, as the case may be, is required to pay to EQC an amount equal to 50% of the product of (i) the number of the Shares sold in the transaction times (ii) the excess of (x) the price per share paid by the purchaser and (y) $31.51. The foregoing applies to any Shares GOV or RMR LLC own.

In connection with the Issuer’s acquisition of Cole Corporate Income Trust, Inc. (“CCIT”), GOV, in the one instance, and RMR LLC, Barry M. Portnoy and Adam D. Portnoy, in the other instance entered into voting and standstill agreements (the “ARCP Agreements”) with CCIT and American Realty Capital Properties, Inc., a Maryland corporation and, at such time, the parent of the manager of CCIT (“ARCP”), on August 30, 2014, which include standstill provisions pursuant to which ARCP agreed not to take certain actions with respect to the securities of the Issuer for a three year period.

The Lakewood Purchase Agreements include (i) standstill provisions, pursuant to which the Lakewood Parties agreed not to take certain actions with respect to the securities of the Issuer for a 50-year period and (ii) voting provisions, pursuant to which the Lakewood Parties agreed to cause the securities of the Issuer that they or any of their affiliates own as of a record date for a meeting of the Issuer’s shareholders to be present and voted at such meeting in favor of all actions recommended by the board of trustees of the Issuer.

Concurrently with entering into the Lakewood Purchase Agreements, Lakewood delivered a letter to the Issuer withdrawing its nomination of Mr. Lenehan for election to the Issuer’s Board of Trustees at the Issuer’s 2015 annual meeting of shareholders.

Pursuant to the Transaction Agreement, the Issuer entered into a Registration Rights and Lock-Up Agreement with RMR Trust, Barry M. Portnoy and Adam D. Portnoy, dated as of June 5, 2015 (the “SIR Registration Rights Agreement”).  Pursuant to the SIR Registration Rights Agreement, and subject to certain exceptions, RMR Trust agreed not to transfer the 880,000

SCHEDULE 13D

CUSIP No. 81618T-100	Page 14 of 16

Shares received under the Transaction Agreement for a period of 10 years.  Additionally, the SIR Registration Rights Agreement entitles RMR Trust, Barry M. Portnoy and Adam D. Portnoy to demand registration rights, exercisable not more frequently than twice per year, and to “piggy-back” registration rights, with certain expenses to be paid by the Issuer. The Issuer and applicable selling shareholders also have agreed to indemnify each other (and their officers, trustees, directors and controlling persons) against certain liabilities, including liabilities under the Securities Act of 1933, as amended, in connection with any such registration.

The foregoing descriptions of provisions of the EQC Purchase Agreement, the ARCP Agreements, the Lakewood Purchase Agreements, the Transaction Agreement and the SIR Registration Rights Agreement are not complete and are subject to and qualified in their entireties by reference to the EQC Purchase Agreement, a copy of which is filed as Exhibit 2.1 to GOV’s Current Report on Form 8-K dated July 8, 2014, the ARCP Agreements, copies of which are filed as Exhibits 99.2 and 99.3 to the Issuer’s Current Report on Form 8-K dated August 30, 2014, the GOV/Lakewood Purchase Agreement, a copy of which is filed as Exhibit 10.1 to GOV’s Current Report on Form 8-K dated February 28, 2015, the Portnoy/Lakewood Purchase Agreements, copies of which are filed as Exhibits 99.15 and 99.16 to Amendment No. 3 to the Original Schedule 13D filed with the SEC on March 5, 2015, the Transaction Agreement, a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated June 5, 2015 and the SIR Registration Rights Agreement, a copy of which is filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K dated June 5, 2015, each of which is respectively incorporated herein by reference.

Under the Issuer’s equity compensation plan, the Issuer grants shares to the Issuer’s Trustees, which includes Barry M. Portnoy and Adam D. Portnoy, and to certain employees of RMR, some of whom are the Issuer’s executive officers.

Also, see Item 3, Item 4 and Item 5 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1                              Joint Filing Agreement, dated as of July 18, 2014, by and among GOV, RMR LLC, RMR Trust, Barry M. Portnoy and Adam D. Portnoy. (Incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D dated July 9, 2014, File No. 005-86986.)

Exhibit 99.2                              Stock Purchase Agreement, dated as of July 8, 2014, among GOV, EQC and RMR LLC. (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.3                              Term Loan Agreement, dated as of July 9, 2014, among GOV, Wells Fargo Bank, National Association, as Lender and Administrative Agent, and Citibank, N.A., as Lender. (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.4                              Credit Agreement, dated as of October 28, 2010, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions initially a signatory thereto. (Incorporated by reference to GOV’s Current Report on Form 8-K dated October 29, 2010, File No. 001-34364.)

SCHEDULE 13D

CUSIP No. 81618T-100	Page 15 of 16

Exhibit 99.5                              First Amendment to Credit Agreement, dated as of October 18, 2011, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions party thereto. (Incorporated by reference to GOV’s Current Report on Form 8-K dated October 19, 2011, File No. 001-34364.)

Exhibit 99.6                              Second Amendment to Credit Agreement, dated as of August 27, 2013, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions party thereto. (Incorporated by reference to GOV’s Current Report on Form 8-K dated August 27, 2013, File No. 001-34364.)

Exhibit 99.7                              Third Amendment to Credit Agreement, dated as of July 9, 2014, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions party thereto.  (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.8                              Allocation Agreement, dated as of July 8, 2014, between GOV and RMR LLC. (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.9                              Select Income REIT 2012 Equity Compensation Plan. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated March 6, 2012, File No. 001-35442.)

Exhibit 99.10                       Voting and Standstill Agreement, dated as of August 30, 2014, by and among CCIT, GOV and ARCP (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated August 30, 2014, File No. 001-35442.)

Exhibit 99.11                       Voting and Standstill Agreement, dated as of August 30, 2014, by and among CCIT, RMR LLC, Barry M. Portnoy and ARCP. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated August 30, 2014, File No. 001-35442.)

Exhibit 99.12                       Share Purchase Agreement, dated as of February 28, 2015, among GOV, the Lakewood Parties and, for the purpose of specified sections, the Issuer. (Incorporated by reference to GOV’s Current Report on Form 8-K dated February 28, 2015, File No. 001-35442.)

Exhibit 99.13                       Share Purchase Agreement, dated as of February 28, 2015, among Barry M. Portnoy and the Lakewood Parties. (Incorporated by reference to Amendment No. 3 to Exhibit 99.15 to Amendment No. 3 to the Reporting Persons’ Schedule 13D dated March 4, 2015, File No. 005-86986.)

Exhibit 99.14                       Share Purchase Agreement, dated as of February 28, 2015, among Adam D. Portnoy and the Lakewood Parties. (Incorporated by reference to Exhibit 99.16 to Amendment No. 3 to the Reporting Persons’ Schedule 13D dated March 4, 2015, File No. 005-86986.)

SCHEDULE 13D

CUSIP No. 81618T-100	Page 16 of 16

Exhibit 99.15                       Transaction Agreement, dated as of June 5, 2015, among RMR Inc., RMR Trust, RMR LLC and the Issuer (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated June 5, 2015, File No. 001-35442.)

Exhibit 99.16                       Registration Rights and Lock-Up Agreement, dated as of June 5, 2015, among the Issuer, RMR Trust, Barry M. Portnoy and Adam D. Portnoy. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated June 5, 2015, File No. 001-35442.)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2015
(Date)

GOVERNMENT PROPERTIES INCOME TRUST

/s/ Mark L. Kleifges
(Signature)
Mark L. Kleifges, Treasurer and Chief Financial Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH LLC

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH TRUST

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).